EXHIBIT 21.1

LIST OF SUBSIDIARIES

1.	GuildMaster, Inc., a Missouri corporation, doing business under the name "GuildMaster".

2.	Faith Walk Designs, Inc., a Missouri corporation, doing business under the names "Faith Walk" and "Faith Walk Designs".

3.	WestWay Enterprises, Ltd., a Hong Kong corporation, doing business under the name ”WestWay”.

4.	P.T. Niaga Merapi, an Indonesian corporation, doing business under the name ”Merapi”.